Exhibit 21.1

Subsidiaries of NuVasive, Inc.

Name	Jurisdiction of Incorporation

Impulse Monitoring, Inc.	Delaware
Cervitech, Inc.	Delaware
NuVasive (AUST/NZ) Pty. Ltd.	Australia
NuVasive Europe, GmbH	Germany
NuVasive Italia S.r.l.	Italy
NuVasive Japan KK	Japan
NuVasive Malaysia, Sdn, Bhd	Malaysia
NuVasive PR, Inc.	Puerto Rico
NuVasive Southeast Asia Pte. Ltd.	Singapore
NuVasive UK Limited	United Kingdom